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                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                          -----------------------

                                SCHEDULE TO

                               (RULE 14d-100)
     Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                    the Securities Exchange Act of 1934

                          Interact Commerce Corp.
                         (Name of Subject Company)

                          Isaiah Acquisition Corp.
                       a wholly owned subsidiary of
                             The Sage Group plc
                                 (Offerors)

                 Common Stock, Par Value, $0.001 per Share
                       (Title of Class of Securities)

                          -----------------------

                                 45839Y107
                   (Cusip Number of Class of Securities)

                                Paul Walker
                             The Sage Group plc
                                 Sage House
                              Benton Park Road
                            Newcastle Upon Tyne
                              England NE7 7LZ
                         Telephone: (191) 255-3000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
              and Communications on Behalf of Filing Persons)

                                 Copies to:
                            Kenton J. King, Esq.
                            Marc R. Packer, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                           525 University Avenue
                            Palo Alto, CA 94301
                         Telephone: (650) 470-4500

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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NOT FOR RELEASE BEFORE 7:00 AM (LONDON TIME)
                                                            28TH MARCH 2001




                             THE SAGE GROUP PLC


   RECOMMENDED TENDER OFFER FOR INTERACT COMMERCE CORPORATION ("INTERACT")

   There will be a conference call for equity analysts and investors today at 9.30am. Details can be obtained from Financial Dynamics.

o Recommended tender offer to acquire Interact, listed on NASDAQ, for $263 million ((pound)183 million). The tender offer will be financed using a loan facility. Interact had net debt at 31 December 2000 of $19 million ((pound)13 million).
o The tender offer is $12.00 in cash per share, a premium of 51% to the closing market price on 27 March 2001.
o Interact is a leading player in the US market for CRM (Customer Relationship Management) software targeted at small to medium-sized enterprises (SMEs). The acquisition of Interact provides Sage with a strong position in this strategically important market.
o Interact has two products: ACT! targeted at small businesses; and SalesLogix targeted at medium-sized businesses.
o Interact distributes its products through an established network of value added resellers specialising in CRM software.
o The acquisition of Interact provides Sage with the opportunity to sell Interact's range of market-leading CRM products into Sage's customer base of more than 2.5 million customers.

Commenting on today's announcement, Paul Walker, Chief Executive, said:

      " The acquisition of Interact presents Sage with significant opportunities. Interact is a strong business in its own right and gives us a leading position in the strategically important CRM market. We are confident that Sage's global presence and channel strength will open up additional opportunities for Interact's products in both new and existing markets. This acquisition represents a significant opportunity to sell additional products and services to Sage's 2.5 million customers worldwide."

Enquiries:
THE SAGE GROUP PLC                                   0191 255 3000
Paul Walker, Chief Executive
Paul Harrison, Finance Director
Phil Branston, Investor Relations
Web-site address:  http://www.sage.com

FINANCIAL DYNAMICS                                   020 7831 3113
Giles Sanderson/Harriet Keen

INTRODUCTION

The Sage Group plc, the world's leading supplier of business management solutions and services to SMEs, today announced that it is to launch a tender offer for Interact, a leading CRM company (NASDAQ: IACT) for $12 a share in an all cash deal valuing the company's equity at $263 million ((pound)183 million). Interact has its headquarters in Scottsdale, Arizona. Interact had net debt at 31 December 2000 of $19 million ((pound)13 million). The offer has been recommended by the Interact board. The transaction is being financed using a loan facility and is expected to be earnings enhancing in Sage's first full financial year following completion of the acquisition.

BACKGROUND

Over the past few years it has become clear that SMEs are looking for a comprehensive range of highly integrated software applications to help them manage their core business processes. Sage is already responding to this trend by offering SMEs an ever broader range of business management software, support services and e-business solutions, in addition to its traditional accounting and payroll products.

The acquisition of Interact will further enhance Sage's ability to meet the growing needs of the SME community worldwide. CRM software is one of the fastest growing sectors of the business software market and the acquisition of Interact will enable Sage to offer SMEs a complete range of solutions to manage and grow their businesses.

CRM SOFTWARE

CRM software enables businesses to capture and analyse relevant customer data at all points of interaction between the company and its customers. It helps businesses generate increased revenues through more effective sales and marketing, improve customer retention by enhancing customer service; and reduce costs by making internal processes more efficient.

Sage's accounting systems already store and process customer data, such as contact details and records of past transactions. By integrating Sage's accounting systems with Interact's CRM software, SMEs will be able to take a unified view of their customers and thereby further increase revenues and improve business efficiency. Sage's acquisition of Interact will offer a level of integration between accounting and CRM software systems that standalone competitors will find difficult to match.

INTERACT

Interact is a leading supplier of CRM software with two product ranges, targeting both small businesses and mid-market customers. At the entry level, ACT! is a leading contact management and salesforce automation package, whilst SalesLogix provides comprehensive CRM functionality, including sales, marketing, e-commerce and support, to mid-market customers who require a more sophisticated CRM software solution.

Interact's CEO and founder, Pat Sullivan, has a wealth of CRM experience and is a highly respected figure within the industry. Over the past few years, Pat Sullivan has built up a professional management team at Interact and this team will remain in place post-acquisition to effect Sage's strategic plans for the future development of Interact's business.

Since its inception in 1993, Interact has built up a significant presence in the SME CRM software market. To date, ACT! has sold over 3.2 million individual licences, whilst SalesLogix has in excess of 3,500 corporate customers. CRM software is one of the fastest growing sectors of the business software market and Interact's scale and product range means it is well placed to take advantage of this significant growth.

In the year to 31 December 2000, Interact made an operating profit (before interest, amortisation and the $30.8 million cost of its investment in Interact.com), of $6.5 million, on sales of $107.7million. Interact has now completely exited from the Interact.com venture, and has refocused on selling its core products through traditional channels. Interact had net assets of $20.4 million at the year end.

Paul Walker, Sage's Chief Executive, commented: "The acquisition of Interact presents Sage with a number of significant opportunities. Interact is a strong business in its own right and gives us a leading position in the CRM market. We are confident that Sage's global presence and channel strength will open up additional opportunities for Interact's products in both new and existing markets.

This acquisition represents a significant opportunity to sell additional products and services to Sage's 2.5 million customers worldwide. Whilst penetration of CRM software amongst Sage customers is currently estimated at less than 10%, our research suggests that demand is already high and is likely to grow significantly over the next few years".

                                                Exchange rate:(pound)1=$1.434.

TIMETABLE

o     28 March 2001: offer announced
o     By 4 April: tender offer document circulated to Interact shareholders
o     Interact shareholders have 20 working days to tender their shares
o     By 3 May 2001: first closing date for tender offer


INTERIM RESULTS ANNOUNCEMENT DATE

As a result of this acquisition we will now be announcing our interim results on the 9th May.

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OTHER INFORMATION

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Interact Commerce Corporation. At the time the offer is commenced, The Sage Group plc and Isaiah Acquisition Corp. will file a tender offer statement with the U.S. Securities and Exchange Commission and Interact Commerce Corporation will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of Interact at no expense to them. The tender offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the Commission) and the solicitation/recommendation statement will also be available for free at the Commission's website at www.sec.gov.